UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

HALLIBURTON COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $2.50 par value

(Title of Class of Securities)

406216101

(CUSIP Number of Class of Securities)

Albert O. Cornelison, Jr.

Executive Vice President and General Counsel

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$3,300,000,000	$450,120

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $3,300,000,000 in aggregate of up to 77,647,058 shares of common stock, par value $2.50 per share, at the minimum tender offer price of $42.50 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $450,120	Filing Party: Halliburton Company
Form or Registration No.: Schedule TO-I	Date Filed: July 26, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Halliburton Company, a Delaware corporation (“Halliburton” or the “Company”), on July 26, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on July 30, 2013 and Amendment No. 2 to the Schedule TO filed with the SEC on August 6, 2013 (together, the “Schedule TO”), in connection with the Company’s offer to purchase, for not more than $3.3 billion in cash, shares of its common stock, par value $2.50 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $42.50 nor greater than $48.50 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated July 26, 2013 (as amended, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the Offer to Purchase under “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions” is supplemented by adding at the end of the table thereunder an additional two rows as follows:

Lawrence J. Pope	August 15, 2013	3,000 (sale pursuant to 10b5-1)	$46.47
Timothy J. Probert	August 13, 2013	5,400 (exercise and sale pursuant to 10b5-1)	$46.37

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLIBURTON COMPANY

Date: August 16, 2013	By:	/s/ Christian A. Garcia
Christian A. Garcia
Senior Vice President and Treasurer